SIDLEY AUSTIN LLP 555 CALIFORNIA STREET SUITE 2000 SAN FRANCISCO, CA 94104 +1 415 772 1200 +1 415 772 7400 FAX AMERICA • ASIA PACIFIC • EUROPE

August 21, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Suzanne Hayes
Jeff Gabor
Sasha Parikh
Tracey Houser

Re:	Outset Medical, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted August 4, 2020
CIK No. 0001484612

Ladies and Gentlemen:

On behalf of our client, Outset Medical, Inc. (“Outset” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 12, 2020 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1 confidentially submitted on August 4, 2020 (the “Registration Statement”). Concurrently with this letter, we are transmitting via EDGAR for filing with the Commission a revised Registration Statement on Form S-1 (the “Form S-1”). For the Staff’s reference, we are also providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the Form S-1 and a copy marked to show all changes from the version confidentially submitted on August 4, 2020.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response in ordinary type. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the Form S-1.

Business Overview, page 97

1.

We note your responses to prior comments 13 and 17. However, your response was limited to reimbursements for treatments, as opposed to reimbursements related to acquiring equipment. Please disclose whether the cost of acquiring a Tablo console will be adequately covered by the reimbursement that the dialysis clinics receive, generally. In your revised disclosure, please ensure to address Medicare, Medicaid, private insurers, and other third-party payors.

Sidley Austin (CA) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 21, 2020

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 140 of the Form S-1 to address this comment.

* * * *

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 21, 2020

If you have questions with respect to the Form S-1 or the response set forth above, please direct the questions to me at (415) 772-1276 or frahmani@sidley.com.

Sincerely,

/s/ Frank F. Rahmani

Frank F. Rahmani

Sidley Austin LLP

cc:	Leslie Trigg, President, Chief Executive Officer and Director
John L. Brottem, General Counsel
Rebecca Chambers, Chief Financial Officer
Robert A. Ryan, Sidley Austin LLP
Nathan Ajiashvili, Latham & Watkins LLP
Brian Cuneo, Latham & Watkins LLP